

Mail Stop 3720

June 12, 2017

Thomas DeNunzio
President and Chief Executive Officer
Superb Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Superb Acquisition, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed June 2, 2017**
> **Response Dated June 2, 2017**
> **File No. 000-55769**

Dear Mr. DeNunzio:

We have reviewed your amended filing and your June 2, 2017 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information, by amending your filing, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment and any amendment to your filing, we may have additional comments. Our reference to prior comments is to comments in our May 9, 2017 letter.

Item 1. Business

Business of Issuer, page 3

1.   We note your response to our comment 1 and your revised discussion on page 3. We are uncertain what you intend to convey by the following statement in your revised discussion, "so no potential backlash from regulatory agencies that the business plan is fraudulent." Please revise or advise.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,

Attorney-Adviser, at (202) 551-7951, Paul Fischer, Attorney-Adviser, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications